Exhibit 99.2

SAGTEC GLOBAL LIMITED PROVIDES FY2026 OUTLOOK AND HIGHLIGHTS STRATEGIC GROWTH INITIATIVES

KUALA LUMPUR, MALAYSIA, June 18, 2026 (GlobeNewswire) – Sagtec Global Limited (Nasdaq: SAGT) (“Sagtec” or the “Company”), a provider of enterprise software solutions, AI-powered technologies, and digital transformation services, today announced its FY2026 financial outlook and highlighted several strategic initiatives expected to drive growth and strengthen shareholder value.

Management believes the Company is well-positioned to deliver another year of growth, supported by contributions from its core technology business, the expansion of Malaya Heritage, a strong project pipeline, and enhanced financial flexibility through planned capital raising initiatives.

FY2026 Financial Outlook

Based on current operating trends, secured customer projects, expected business expansion initiatives, and management’s assessment of market opportunities, the Company expects FY2026 to deliver continued growth across key financial metrics.

The following table summarizes the Company’s FY2026 financial guidance:

USD	FY2025 Results	FY2026 Guidance	Growth (%)
Revenue	19,098,306	25,782,715	35%
Cost of Revenue	(14,755,566)	(19,059,450)	29%
Gross Profit	4,342,740	6,723,265	55%
Operating Expenses	(2,270,009)	(3,317,405)	46%
EBITDA	3,374,872	4,640,889	38%
Net Profit	1,797,268	2,191,530	22%

Management expects revenue growth to be driven by the continued expansion of its software and technology business, contributions from strategic investments, and the recognition of secured project backlog currently under implementation.

Gross profit is expected to grow faster than revenue as the Company continues to benefit from economies of scale and an increasing contribution from higher-margin technology services.

Strategic Expansion Through Malaya Heritage

As part of its growth and diversification strategy, Sagtec continues to expand its presence in the consumer sector through its investment in Malaya Heritage  , an F&B business in Malaysia. Management believes the investment represents an important step in broadening the Group’s business portfolio beyond its core technology operations while creating additional opportunities for recurring revenue generation and long-term value creation.

The investment provides Sagtec with exposure to the consumer and retail segments, which management believes offer attractive growth opportunities and complement the Company’s existing technology-driven business model. Through its involvement in Malaya Heritage, the Company seeks to establish a stronger presence in consumer-facing industries while diversifying its sources of revenue and cash flow.

Following the investment, the Company plans to open four additional outlets during the third and fourth quarters of FY2026. The expansion is expected to strengthen Malaya Heritage’s market presence, enhance brand visibility, increase customer accessibility, and support the continued growth of the business across key locations.

Beyond outlet expansion, Sagtec intends to work closely with Malaya Heritage to support business development initiatives, operational enhancements, branding efforts, and future growth opportunities. Management believes there is significant potential to scale the business and further strengthen its competitive position within the market.

In addition, the Company sees opportunities to leverage its technology expertise, including digital solutions, customer engagement platforms, AI-powered applications, and data analytics capabilities, to improve operational efficiency and enhance customer experiences within the Malaya Heritage ecosystem. This aligns with Sagtec’s broader strategy of integrating technology-driven solutions across its investment portfolio.

Management expects Malaya Heritage to become an increasingly meaningful contributor to the Group’s overall financial performance and believes the continued expansion of the business will support sustainable growth, revenue diversification, and long-term shareholder value creation.

Approximately US$3.0 Million of Secured Projects Expected to be Recognized in FY2026

As of the date of this announcement, the Company has approximately US$3.0 million of secured projects that remain unrecognized as revenue, a substantial portion of which relates to its involvement in the Stateight housing development project.

In addition to its investment participation in the development, Sagtec has been appointed as the AI technology solutions provider and software developer for the project. Under the engagement, the Company is responsible for developing and supplying its proprietary AI Home Solutions platform, which is designed to enhance home automation, connectivity, security, and smart living experiences for homeowners.

As part of the project scope, Sagtec is expected to supply, install, and integrate Smart AI Home solutions across 84 residential units within the development. The project encompasses both software and technology deployment services, further showcasing the Company’s capabilities in delivering AI-powered smart living solutions for the property sector.

Management expects a substantial portion of the project-related revenue to be recognized during the fourth quarter of FY2026 as implementation milestones are completed and delivered.

The Stateight project highlights Sagtec’s strategy of combining strategic investments with technology deployment opportunities, allowing the Company to participate in both the long-term value creation of development projects and the revenue generated from its technology solutions and services.

Management believes the successful execution of the project will further strengthen the Company’s position as a provider of AI-powered smart home technologies while creating opportunities to expand similar solutions into future residential, commercial, and mixed-use developments.

CEO and Founder Participation in Private Placement

The Company’s Chief Executive Officer and Founder, Ng Chen Lok, has entered into a Definitive Private Subscription Agreement for the purchase of 1,500,000 Class A Ordinary Shares of the Company (the “Private Placement”) at market price, subject to applicable approvals and customary closing conditions.

Management believes the Private Placement reflects Mr. Ng’s confidence in the Company’s business fundamentals, growth strategy, and long-term prospects. As the founder of the Company, Mr. Ng’s continued commitment underscores his belief in Sagtec’s ability to execute its strategic initiatives and create long-term shareholder value.

The Company continues to pursue multiple growth opportunities, including the expansion of the Malaya Heritage business, the execution of its existing project pipeline, and continued investment in technology innovation. Mr. Ng’s participation demonstrates his commitment to supporting these initiatives and further aligning his interests with those of shareholders.

Once completed, the investment is expected to enhance the Company’s financial flexibility and support its ongoing growth strategy, including business expansion, technology development, strategic investments, and other initiatives designed to drive long-term value creation.

Continued Momentum in Core Technology Business

Sagtec continues to experience growing demand for its technology solutions across multiple industries. The Company remains focused on expanding its portfolio of:

●	Software development and customization services;

●	SaaS and subscription-based platforms;

●	Data management and analytics solutions;

●	AI-powered enterprise applications;

●	Smart ordering and automation technologies;

●	Digital transformation and system integration services.

As businesses continue to adopt digital technologies and AI-driven solutions, management believes Sagtec is well-positioned to capitalize on these trends and expand its market presence throughout Southeast Asia and other target markets.

Management Commentary

Mr. Ng Chen Lok, Chairman, Executive Director and Chief Executive Officer of Sagtec Global Limited, commented:

“We are pleased to enter FY2026 with strong momentum across our business. Our outlook is supported by a growing pipeline of technology projects, the planned expansion of Malaya Heritage, and approximately US$3.0 million of secured projects expected to be recognized during the fiscal year.”

“We believe the combination of organic growth, strategic investments, and a strengthened capital position will enable Sagtec to continue scaling its operations and delivering long-term value to our shareholders. Our team remains focused on executing our growth strategy, expanding recurring revenue streams, and delivering innovative solutions that meet the evolving needs of our customers.”

Outlook

Management remains optimistic regarding the Company’s prospects for FY2026 and believes the business is positioned for continued growth. Key factors supporting the Company’s outlook include:

●	Expected revenue growth of approximately 35%;

●	Expansion of the Malaya Heritage business through four new outlet openings;

●	Recognition of approximately US$3.0 million in secured project backlog;

●	Continued growth in software development, AI, SaaS, and digital transformation services;

●	Enhanced financial flexibility through the proposed private placement;

●	Potential strategic partnerships, investments, and acquisition opportunities.

The Company believes these initiatives collectively position Sagtec for sustained growth, improved operational scale, and long-term shareholder value creation.

About Sagtec Global Limited

Sagtec Global Limited (NASDAQ: SAGT) is a Nasdaq-listed F&B Technology Solutions Specialist headquartered in Kuala Lumpur, Malaysia. The company provides customizable enterprise software solutions for the food and beverage and hospitality industries, including its proprietary cloud-based smart ordering system Speed+ and AI-driven SaaS platform. Since its IPO in March 2025, Sagtec has expanded its operations across Malaysia and the Middle East. For more information, visit www.sagtec-global.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations, estimates and projections about its business, industry and future results, and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements may include, but are not limited to, statements regarding the expected scope, performance, timing and benefits of the Platform, the Company’s ability to deliver the project as contemplated, and the anticipated impact of the agreement on the Company’s business and financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by law.

Contact Information:

Sagtec Global Limited Contact:

Wan Najwa Enche Khawari

Head of Public Relations & Corporate Affairs

Telephone +6011-6217 3661

Email: info.pr@sagtec-global.com

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